September 30, 2025

Reginald Fubara
Chief Executive Officer
HyOrc Corporation
050 Post Oak Boulevard, Suite 510-Q60
Houston, TX 77056

          Re: HyOrc Corporation
              Registration Statement on Form 10
              Filed September 22, 2025
              File No. 000-51048
Dear Reginald Fubara:

        Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically,

        The financial statements are incomplete as no interim financial statements have been included. Refer to Item 13 of Form 10 and Item 8-08 of Regulation S-X.
         This registration statement will become effective automatically 60 calendar days after the filing date. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the
Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective. We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

         Please contact Alyssa Wall at 202-551-8106 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Reginald L. Sewell